SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR May 3, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY
CORPORATE TAXPAYERS’ IDENTIFICATION (CNPJ) 43.776.517/0001-80
COMPANIES REGISTRAR (NIRE) 35.3000.1683 -1
SUBSCRIBED AND FULLY PAID CAPITAL - R$ 3,403,688,565.23
MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING
HELD ON APRIL 30, 2004

Date, Time and Place: On April 30, 2004, at 09.00 a.m., at the Company’s headquarters located at Rua Costa Carvalho, n° 300, in the city of São Paulo. CALL NOTICE: Call Notice published on March 30 and 31, 2004 and on April 1, 2004, in “Diário Oficial do Estado de São Paulo” (official press) and “Folha de São Paulo” newspapers. ATTENDANCE: Shareholders representing more than two thirds of the company’s capital stock, according to signatures placed in the Shareholders’ Attendance Book. BOARD OF THE MEETING: Chairman: Board Member, Mr. Fernando Maida Dall’Acqua. Secretary: Mrs. Maria Cristina Biselli Ferreira. AGENDA: I) Managers’ Accounts and Financial Statements including the Opinions of the Audit Committee and Independent Auditors, referring to the fiscal year of 2003, pursuant to the Management Report, Balance Sheet and corresponding Explanatory Notes; II) To deliberate on the profit allocation and the transfer of retained earnings balance to compose the investment reserve; III) To elect the effective and alternate members of the Board of Directors and Audit Committee; IV) to establish the compensation amount of the members of the Board of Executive Officers, Board of Directors and Audit Committee. CLARIFICATIONS: 1) The issues were duly analyzed by CODEC (State Capital Devense Council), through Opinion # 035/2004, as of 04/27/2004, referring to Process S.F. # 12091-137737/2004, which instructs the vote of the shareholder São Paulo State Finance Department. 2) Minutes were drawn up in a summarized format, as permitted pursuant to the first paragraph of Article 130 of Law # 6404/76 and its updates. DELIBERATIONS: The Chairman of the board started discussing the item I of the Agenda, “Managers’ Accounts and Financial Statements including the Opinions of the Audit Committee and Independent Auditors – Deloitte Touche Tohmatsu, referring to the fiscal year of 2003, pursuant to the Management Report, Balance Sheet and corresponding Explanatory Notes”. The floor was given to the representative of the São Paulo State Finance Department, the Attorney Claudia Polto da Cunha, who, based on the above mentioned CODEC Opinion and taking into consideration that the issue was approved by the Company’s Board of Directors and Audit Committee, proposed the approval of the Managers’ Accounts and Financial Statements including the Opinions of the Audit Committee and Independent Auditors, referring to the fiscal year of 2003, pursuant to the Management Report, Balance Sheet and corresponding Explanatory Notes. Placed for voting by the Chairman, the proposal presented by the shareholder São Paulo State Finance Department, considering voting abstentions, was unanimously approved. Then, the Chairman moved to item II of the Agenda, “To deliberate on the profit allocation and the transfer of retained earnings balance to compose the investment reserve”, and recorded the attendance of Messrs. Marco Antonio Brandão and Francisco Martins Altenfelder Silva, representing the Independent Auditor, Deloitte Touche Tohmatsu and the Audit Committee, respectively; as well as, Messrs. Rui de Britto Álvares Affonso, Iassuo Hagy and Nara Maria Marcondes França, Economic-Financial Investor Relations Officer, Assistant to Economic-Financial and Investor Relations Department and Accounting Superintendent, respectively. Retaking the floor, the representative of the São Paulo State Finance Department, Attorney Claudia Polto da Cunha, who, based on the above mentioned CODEC Opinion and taking into consideration that the issue was approved by the Company’s Board of Directors and Audit Committee, proposed, based on above Opinion, under the terms proposed by the Board of Executive Officers, to allocate the company’s profit allocation, pursuant to Article 192 of Law # 6404/76, stated as follows: Profit in the period R$ 833,319,811.13; (+) Realization of Revaluation Reserves R$ 134,244,539.49; (-) Interests on Shareholders’ Equity R$ 504,088,527.15; (-) 5% Statutory Reserve R$ 41,665,990.56; Retained Earnings R$ 21,809,832.91. Placed for voting by the Chairman, the proposal presented by the São Paulo State Finance Department, considering voting abstentions, was unanimously approved. Afterwards, the Chairman started discussing item III of the Agenda, “To elect the effective and alternate members of the Board of Directors and Audit Committee”. The floor was given to the representative of the São Paulo State Finance Deparment, Attorney Claudia Polto da Cunha, who appointed for composing the Board of Directors, for an one-year term of office, Messrs. MAURO GUILHERME JARDIM ARCE - Chairman; FERNANDO CARVALHO BRAGA – Vice-Chairman; FERNANDO MAIDA DALL’ACQUA; GUSTAVO SÁ E SILVA; ANDREA SANDRO CALABI; DANIEL SONDER and Mrs. MARIA HELENA GUIMARÃES DE CASTRO. The representative of the minority shareholders Fundo Fator Sinergia FIA and Fundação CESP, pursuant to Article 239 of Law # 6404/76 and its updates, appointed Mr. ALEXANDER BIALER, who was elected by other attending minority shareholders. Then, the Board of Directors was composed as follows: Chairman: Mr. Mauro Guilherme Jardim Arce, Brazilian, married, electrical engineer, living and domiciled in the city of São Paulo, at Rua Canário, n° 943, apto. 62, Moema, ID (RG) 2.550.634 SSP/SP and Individual Taxpayers’ Identification (CPF) 107.894.648-53; Vice-Chairman: Mr. Fernando Carvalho Braga, Brazilian, judicially separated, economist, living and domiciled in the city of São Paulo, at Rua David Pimentel, n° 391, casa 2, Fazenda Morumbi, ID (RG) 4.911.744 SSP/SP and Individual Taxpayers’ Identification (CPF) 538.987.458-72; Board Members: Messrs. Fernando Maida Dall’Acqua, Brazilian, married, agronomist, living and domiciled in the city of São Paulo, at Rua Carlos Queiroz Telles, n° 81, apto. 131, Morumbi, ID (RG) 4.146.438-2 SSP/SP and Individual Taxpayers’ Identification (CPF) 655.722.978-87; Gustavo de Sá e Silva, Brazilian, widower, economist, living and domiciled in the city of São Paulo, at Alameda Jaú, n° 1817, apto. 11, Cerqueira César, ID (RG) 682.763 SSP/SP and Individual Taxpayers’ Identification (CPF) 003.325.008-10; Andrea Sandro Calabi, Brazilian, judicially separated, economist, living and domiciled in the city of São Paulo, at Rua Tucumã, n° 217, apto. 241, Jardim Europa, ID (RG) 2.763.894 SSP/SP and Individual Taxpayers’ Identification (CPF) 002.107.148-91; Daniel Sonder, Brazilian, single, economist, living and domiciled in the city of São Paulo, at Rua Maria Adelaide Freire Trindade, n° 52, ID (RG) 24.448.000 SSP/SP and Individual Taxpayers’ Identification (CPF) 283.092.178-03; and Mrs. Maria Helena Guimarães de Castro, Brazilian, married, sociologist, living and domiciled in the city of Campinas, at Avenida José Bonifácio, n° 2461, Jardim Paineiras, ID (RG) 3.553.090 SSP/SP and Individual Taxpayers’ Identification (CPF) 059.237.468-83; and Alexander Bialer, Brazilian, single, mechanical engineer, domiciled in the city of São Paulo, at Rua Monte Alegre, n° 649, apto. 101, Perdizes, ID (RG) 3.563.319 SSP/SP and Individual Taxpayers’ Identification (CPF) 029.379.568-15. Immediately thereafter, the Chairman started the Election of Audit Committee effective and alternate members, empowering the attending shareholders to appoint effective and alternate members to compose the Audit Committee. In this act, the representative of the minority shareholders, Fundo Fator Sinergia – FIA and Fundação CESP, pursuant to item “a”, of the 4th paragraph of Article 161 of Law 6404/76 and its updates, appointed, for effective and alternate member of the Audit Committee, the following people: Messrs. JORGE MICHEL LEPELTIER and FLAVIO STAMM, having other shareholders also approved such appointments. Then, the representative of the shareholder São Paulo State Finance Department, Attorney Claudia Polto da Cunha, appointed for effective members the following people: Messrs. ARTHUR CORRÊA DE MELLO NETTO; MARIA DE FÁTIMA ALVES FERREIRA, FRANCISCO MARTINS ALTENFELDER SILVA and SANDRA LÚCIA FERNANDES MARINHO, and for alternates: Messrs. BRUNO BELLÍSSIMO NETTO; SANDRA MARIA GIANNELLA; VANILDO ROLANDO NEUBAUER and VOLNIR PONTES JÚNIOR. The Audit Committee, with one-year term of office, was constituted as follows: Effective Members: Arthur Corrêa de Mello Netto, Brazilian, married, economist, living and domiciled in the city of São Paulo, at Rua Conselheiro Moreira de Barros, n° 1661, apto. 54, ID (RG) 2.305.500 SSP/SP and Individual Taxpayers’ Identification (CPF) 049.146.008-20; Maria de Fátima Alves Ferreira, Brazilian, married, business administrator, living and domiciled in the city of São Paulo, at Rua da Meação, n° 144, apto. 51, ID (RG) 11.766.712-2 SSP/SP; Individual Taxpayers’ Identification (CPF) 022.218.418-32; Francisco Martins Altenfelder Silva, Brazilian, married, business administrator, living and domiciled in the city of São Paulo, at Rua Aimberê, n° 374, apto. 72, ID (RG) 4.419.384 SSP/SP and Individual Taxpayers’ Identification (CPF) 203.882.418-53; Sandra Lúcia Fernandes Marinho, Brazilian, married, business administrator, living and domiciled in the city of São Paulo, at Rua Freire Farto, n° 58, ID (RG) 8.061.076-6 SSP/SP and Individual Taxpayers’ Identification (CPF) 667.767.168-20 and Jorge Michel Lepeltier, Brazilian, judicially separated, economist, living and domiciled in the city of Mairiporã, São Paulo, at Rua Particular, s/n°, ID (RG) 3.919.557 SSP/SP and Individual Taxpayers’ Identification (CPF) 070.190.688-04. Alternates: Bruno Bellíssimo Netto, Brazilian, married, accounting, living and domiciled in the city of São Paulo, at Rua Dr. João Baptista de Lacerda, n° 669, ID (RG) 2.127.789 SSP/SP and Individual Taxpayers’ Identification (CPF) 018.879.048-91; Sandra Maria Giannella, Brazilian, married, economist and business administrator, living and domiciled in the city of São Paulo, at Rua João Pizarro Gabizo, n° 88, ID (RG) 8.539.613-8 SSP/SP and Individual Taxpayers’ Identification (CPF) 901.639.078-20; Vanildo Rolando Neubauer, Brazilian, married, lawyer, living and domiciled in the city of São Paulo, at Rua Alves Guimarães, n° 689, apto. 13, ID (RG) 6.759.053 SSP/SP and Individual Taxpayers’ Identification (CPF) 603.327.868-20; Volnir Pontes Júnior, Brazilian, married, bachelor in Economic Sciences, living and domiciled in the city of São Paulo, at Rua da Móoca, n° 336, apto. 80, ID (RG) 16.579.075 SSP/SP and Individual Taxpayers’ Identification (CPF) 127.600.228-97 and Flávio Stamm, Brazilian, married, business administrator, living and domiciled in the city of São Paulo, at Rua Patápio Silva, n° 223, apto. 32, ID (RG) 12.317.859 SSP/SP and Individual Taxpayers’ Identification (CPF) 048.241.708-00. The Audit Committee members just elected will be in office until the occurrence of the next Annual Shareholders’ Meeting and, in case an effective member is impeded from attending the meeting, such member must inform the PPS (Company’s Secretariat), aiming at the call of the alternate member. The investiture for Board of Directors and Audit Committee offices should observe the requirements and procedures contemplated by the Corporate Law and other statutory dispositions, including the ones referring to the delivery of their Asset Statement, as well as, the signing of a declaration stating the absence of legal preventions. Finally, the Chairman started discussing the item iv of the Agenda, “To establish the compensation amount of the members of the Board of Executive Officers, Board of Directors and Audit Committee”. Retaking the floor, representative of the São Paulo State Finance Department, the Attorney Claudia Polto da Cunha, who, based on the above mentioned CODEC Opinion, proposed that the instructions of that Council are considered for establishing the compensation amount of the Management, mostly regarding Articles 2 to 6 of CODEC deliberation # 01/91, as well as the CODEC Written Notice # 134, as of May 30, 2003, which established the monthly fees at values limited to R$ 12,720.00 (twelve thousand and seven hundred twenty reais). She highlighted that in the event of office accumulation; the Member of the Management will be paid for only one of those offices. The Board of Directors members will be entitled to receive, per session attended, 0.1 (one tenth) of the amount paid to the Company’s CEO, up to the limit of 2 (two) sessions a month, pursuant to the dispositions of Article 7 of CODEC Deliberation # 01/91. As far as Audit Committee members are concerned, they will be entitled to receive monthly payments corresponding to 0.1 (one tenth) of the average weighted monthly compensation paid to the Management, in accordance to the amounts fixed by CODEC, limited to a one session a month, provided that the attendance of members is confirmed. She also proposed the authorization for establishing the annual bonus, according to the dispositions of Article 4 of CODEC Deliberation # 01/91, to be paid to Board of Directors and Audit Committee members. Placed for voting by the Chairman, the proposal presented by the representative of the São Paulo State Finance Department, Attorney Claudia Polto da Cunha, considering the voting abstentions, was unanimously approved. Minority shareholders have voted according to the vote declarations attached to the present Meeting documentation. The voting occurred as follows: Mrs. Iamara Garzone de Sicco, Brazilian, married, ID (OAB/SP) 79.683, representing the shareholders whose powers of attorneys were attested by the board and numbered under # 1, presented vote declaration approving all items of the agenda; the votes referring to powers of attorneys numbered under # 2 approved all items, except for the shareholders Vanguard Emerg. Mkts Stock Index FD, which abstained from voting for items III and IV, and Ishares MSCI Brazil (FREE) Index Fund, which abstained from voting for item I. It was also present Mrs. Regiane Cardoso Cantarani, Brazilian, married, ID (OAB/SP) 172.054, representing the shareholders Fundo Fator Sinergia FIA and Fundação CESP, whose powers of attorneys were attested by the board and numbered under # 3 and 4, abstaining from voting for items I, II and IV, and referring to item III, appointed a member for composing the Board of Directors and effective and alternate members for composing the Audit Committee. Mr. Adelmo Ferreira de Lima Filho, Brazilian, single, ID (RG) 30.620.540-3 SSP/SP, representing the shareholders whose power of attorney was attested by the board and numbered under # 5, presented the following vote declaration: 569,143 votes approving item I; 568,773 votes approving and other 370 vote abstentions for item II; 569,143 votes approving item III; and 567,773 votes approving and other 1,370 vote abstentions for item IV. CLOSING AND SIGNATURE OF THE MINUTES: Having no further issues to be discussed, the Chairman thanked the attendance of members and declared the works of the Annual Shareholders’ Meeting concluded, determining these Minutes to be drawn up, read, agreed and signed by the Chairman, the Secretary and attending shareholders, which constitute the majority necessary for deliberations taken. ATTENDANCE: The following people attended the meeting: the Board of Directors Member, Mr. Fernando Maida Dall’Acqua, the representative of the shareholder São Paulo State Finance Department, Attorney Claudia Polto da Cunha, the Audit Committee member, Mr. Francisco Martins Altenfelder Silva, the representative of the Independent Auditors Deloitte Touche Tohmatsu, Mr. Marco Antonio Brandão, Mrs. Iamara Garzone de Sicco and Mrs. Regiane Cardoso Cantarani, Mr. Adelmo Ferreira de Lima Filho and Mrs. Maria Cristina Biselli Ferreira. DOCUMENTS FILED at the Company’s Secretariat - PPS.

São Paulo, April 30, 2004.

FERNANDO MAIDA DALL’ACQUA	CLAUDIA POLTO DA CUNHA
Chairman of the Board of the Meeting	representing the São Paulo State Finance Department

MARIA CRISTINA BISELLI FERREIRA	IAMARA GARZONE DE SICCO
Secretary of the Board of the Meeting

REGIANE CARDOSO CANTARANI	ADELMO FERREIRA DE LIMA FILHO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 3, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.